
SEC MAIL
WASH, D.C.
160

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


06040916

FORM 11-K

(Mark One):

■ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

Commission File number 000-33071

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CharterBank 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Charter Financial Corporation
600 Third Avenue
West Point, GA 31833

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHARTERBANK 401(k) PLAN

By: Trustee

Date: June 29, 2006

Ruth M. Roper

Ruth M. Roper

CHARTERBANK 401(k) PLAN

COMPARATIVE FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

TABLE OF CONTENTS

Member
American Institute
of Certified Public
Accountants

wilsonprice
WilsonPriceBarrancoBlankenship&Billingsley P.C.
Certified Public Accountants & Consultants

Member
Alabama Society
of Certified Public
Accountants

Report of Independent Registered Public Accounting Firm

The Board of Directors
CharterBank 401(k) Plan

We have audited the statements of net assets available for benefits of CharterBank 401(k) Plan (the Plan) as of December 31, 2005 and 2004 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Montgomery, Alabama
June 27, 2006

Wilson, Price, Barranco, Blankenship & Billingsley, P.C.

CHARTERBANK 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

ASSETS	2005	2004
INVESTMENTS AT FAIR VALUE		
Pooled separate accounts of insurance company	$ 1,891,925	$ 1,598,887
General account of insurance company	144,047	132,213
Self-directed brokerage account	103,759	45,195
Cash and cash equivalents	67,879	41,379
Common stock of Charter Financial Corporation	2,301,064	2,867,091
Total investments	4,508,674	4,684,765
RECEIVABLES		
Employee contributions	8,401	8,362
Total assets	4,517,075	4,693,127
LIABILITIES		
Excess deferrals due to participants	12,309	29,183
NET ASSETS AVAILABLE FOR BENEFITS	$ 4,504,766	$ 4,663,944

See report of independent registered public accounting firm and notes to financial statements.

CHARTERBANK 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Additions to plan net assets		
Contributions		
Participants	$ 297,928	$ 313,832
Rollovers	-	5,883
Total contributions	297,928	319,715
Investment income (loss)		
Net appreciation (depreciation) in fair value of investments	(479,484)	482,624
Interest and dividends	214,793	77,973
Net investment income (loss)	(264,691)	560,597
Total additions	33,237	880,312
Deductions from assets		
Benefits paid to participants	180,106	249,724
Refund of excess deferrals	12,309	29,183
Total deductions	192,415	278,907
Net increase (decrease) in assets available for benefits	(159,178)	601,405
Net assets available for benefits		
Beginning of year	4,663,944	4,062,539
End of year	$ 4,504,766	$ 4,663,944

See report of independent registered public accounting firm and notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the CharterBank 401(k) Plan (the Plan) in preparing its financial statements.

General

The Plan, which commenced on April 1, 1995 and was amended January 1, 2001, is a defined contribution plan covering all eligible employees of CharterBank (the Company). Full-time employees become eligible to participate after the attainment of 20 ½ years of age. Effective January 1, 2001, participants must also complete three months of service with the Company to be eligible to participate in the Plan. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2000, Nationwide Life Insurance Company became the trustee and custodian of the Plan's investments, excluding the Charter Financial Corporation common stock. UVEST Financial Services is the custodian of the Plan's investment in Charter Financial Corporation common stock.

The financial statements and these notes provide only general information about the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Basis of Presentation

The financial records of the Plan are maintained on a cash basis of accounting and are adjusted to the accrual basis for financial statement presentation and reporting to the Department of Labor and the Internal Revenue Service on Form 5500.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from these estimates.

Investments and Investment Income

At December 31, 2005 and 2004, the Plan's investment in Charter Financial Corporation common stock represented 51% and 61%, respectively, of total investments. Accordingly, the Plan has a concentration of risk regarding the stock performance of Charter Financial Corporation.

Investments are stated at fair value. Fair values of investments in pooled separate accounts and general accounts are determined based on unit values of the accounts. Unit values are determined by Nationwide Life Insurance Company by dividing the account's net assets at fair value by its units outstanding at the valuation dates. The fair value of Charter Financial Corporation common stock is determined based on the market price per share as reported on the last day of the respective year.

3. SIGNIFICANT INVESTMENTS

Significant investments are defined as those that exceed 5% of the Plan's net assets available for benefits at December 31, 2005. The Plan held the following significant investments as of December 31, 2005 and 2004:

	2005	2004
Pooled separate accounts:		
Dreyfus S & P 500 Index Fund	$ 269,933	$ -
Janus Twenty Fund	288,005	254,584
Common stock:		
Charter Financial Corporation	2,301,064	2,867,091

4. CONTRIBUTIONS

Participants contributed from 1% to 15% of their pretax earnings up to a maximum of $14,000 in 2005 and $13,000 in 2004. Any excess contributions are required to be refunded to participants. Rollover contributions from other qualified plans are permitted. Under the Plan, the Company may contribute an amount equal to a discretionary percentage (determined annually by the Company) of each participant's annual compensation. The Company did not elect a discretionary contribution in 2005 or 2004.

5. PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) plan earnings. Participant contributions may be invested in one or more of the investment funds available under the Plan at the direction of the participant. The Company's contributions are allocated to investment funds in the same manner as participant contributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

6. VESTING

Participants are immediately vested in their contributions and earnings thereon. Effective January 1, 2001, participants are vested 100% in the Company's contributions and earnings thereon after completing three years of service as defined by the Plan.

7. BENEFITS

Participants who separate from service with the Company for any reason will have the value of their contributions and earnings and the Company elective contributions and earnings, in which they are vested, distributed to them in a lump sum or in the form of a direct rollover. If a participant dies before receiving distribution of his or her account, the full amount of his or her account will be paid to the designated beneficiary.

12. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits at December 31, 2005, per the financial statements to the Form 5500.

Net assets available for benefits per the financial statements	$	4,504,766
Add excess deferrals due to participants		12,309
Net assets available for benefits per the Form 5500	$	4,517,075

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2005.

Net decrease in net assets available for benefits per the financial statements	$	(159,178)
Adjustment of excess contributions due to participants		(16,874)
Net decrease in net assets available for benefits per the Form 5500	$	(176,052)

13. RECLASSIFICATIONS

Certain reclassifications have been made to the 2004 financial statements to conform to the 2005 presentation.

SUPPLEMENTARY INFORMATION

CHARTERBANK 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 58-2657053
PLAN NUMBER 002
DECEMBER 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date Rate of Interest, Collateral Par or Maturity Value	(d) Cost	(e) Current Value
*	Nationwide Life Insurance	AIM Midcap Core Equity		$ 3,448
*	Nationwide Life Insurance	American Century Income & Growth		112,795
*	Nationwide Life Insurance	American Century Ultra Fund AC		8,913
*	Nationwide Life Insurance	American Century Ultra Fund IC		92,149
*	Nationwide Life Insurance	American Century Value Fund		8,905
*	Nationwide Life Insurance	Cr Suisse MidCap Growth		56,577
*	Nationwide Life Insurance	Dreyfus Premier Bal Opportunity		103,151
*	Nationwide Life Insurance	Dreyfus A Bond Plus		27,576
*	Nationwide Life Insurance	Dreyfus Appreciation Fund		551
*	Nationwide Life Insurance	Dreyfus Emerging Leaders Fund		106,631
*	Nationwide Life Insurance	Dreyfus S&P 500 Index		269,933
*	Nationwide Life Insurance	Federated High Yield		5,110
*	Nationwide Life Insurance	Fidelity Adv. Investment Grade Bond		16,357
*	Nationwide Life Insurance	Fidelity Advisor Balanced		31,667
*	Nationwide Life Insurance	Fixed Fund		144,047
*	Nationwide Life Insurance	Franklin Small Mid Cap		7,081
*	Nationwide Life Insurance	Franklin Balance Sheet		3,068
*	Nationwide Life Insurance	Gartmore Gov't Bond Fund		60,191
*	Nationwide Life Insurance	Gartmore Money Market		242,252
*	Nationwide Life Insurance	Gartmore Nationwide Fund		25,213
*	Nationwide Life Insurance	Janus Advisor Worldwide Fund		86
*	Nationwide Life Insurance	Janus Fund		60,172
*	Nationwide Life Insurance	Janus Twenty Fund		288,005
*	Nationwide Life Insurance	Janus Worldwide		82,551
*	Nationwide Life Insurance	JP Morgan MidCap Value Fund		1,438
*	Nationwide Life Insurance	PIMCO Total Return		1,071
*	Nationwide Life Insurance	Pioneer High Yield		22,561
*	Nationwide Life Insurance	Rydex Large Cap Growth		19,695
*	Nationwide Life Insurance	Rydex Large Cap Value Fund		19,416
*	Nationwide Life Insurance	Rydex MidCap Value Fund		18,001
*	Nationwide Life Insurance	Rydex MidCap Growth Fund		60,442
*	Nationwide Life Insurance	Rydex Small Cap Value Fund		25,443
*	Nationwide Life Insurance	Rydex US Government Bond		38,992
*	Nationwide Life Insurance	Self-Directed Brokerage		103,759
*	Nationwide Life Insurance	Templeton Foreign		63,718
*	Nationwide Life Insurance	VanKamp ComStock Fund		8,766
*	UVEST	Cash and cash equivalents		67,879
*	UVEST	Charter Bank Stock		2,301,064

Records are maintained on a contract and fair market basis; therefore, cost basis information is not available.

* Party-in-interest

See report of independent registered public accounting firm.